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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2013

Washington DC
400

SEC FILE NUMBER
8-21373

FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/12** AND ENDING **12/31/12**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Corporate Center
                    (No. and street)

Rye   **NY**   **10580-1422**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT ·

Diane M. LaPointe   **(914) 921-7763**
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name – *if individual, state last, first, middle name*)

Two World Financial Center   **New York**   **NY**   **10281**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

STATE OF .....*New York*.....

COUNTY OF .....*Westchester*.....

OATH OR AFFIRMATION

I, _____**Diane M. LaPointe**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____**Gabelli & Company, Inc**._____, as of _____**December 31, 2012**_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial & Operations Principal
Title

_____
Notary Public

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)
<u>(SEC I.D. No. 8-21373)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2012

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Gabelli & Company, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the
"Company") as of December 31, 2012, and the related notes (the "financial statement") that you are
filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in
accordance with accounting principles generally accepted in the United States of America; this
includes the design, implementation, and maintenance of internal control relevant to the preparation
and fair presentation of the financial statement that is free from material misstatement, whether due
to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures
in the financial statement. The procedures selected depend on the auditor's judgment, including the
assessment of the risks of material misstatement of the financial statement, whether due to fraud or
error. In making those risk assessments, the auditor considers internal control relevant to the
Company's preparation and fair presentation of financial statement in order to design audit
procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion
on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An
audit also includes evaluating the appropriateness of accounting policies used and the reasonableness
of significant accounting estimates made by management, as well as evaluating the overall
presentation of the financial statement.

Member of
Deloitte Touche Tohmatsu

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2013

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$ 10,024,000
Securities owned, at fair value	1,345,477
Receivables from brokers and clearing organizations	129,729
Receivables from affiliates	88,793
Deposit with clearing organization	100,000
Income taxes receivable (including receivable from parent of parent company of $1,184,406)	1,199,762
Fixed assets, net of accumulated depreciation of $28,068	36,627
Other assets	336,094
Total assets	$ 13,260,482

Liabilities and stockholder's equity

Compensation payable	$ 223,034
Distribution costs payable	2,149,396
Income taxes payable (including net deferred taxes of $2,570,888)	2,573,592
Payables to affiliates	153,653
Accrued expenses and other liabilities	1,488,933
Total liabilities	6,588,608

Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	10,183,543
Accumulated deficit	(3,511,671)
Total stockholder's equity	6,671,874
Total liabilities and stockholder's equity	$ 13,260,482

See accompanying notes.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

A. Organization and Business Description

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment ideas on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows economic sectors on a global basis and are bottom-up stock pickers, recommending companies that trade at significant discounts to Private Market Value ("PMV"). PMV investing is a disciplined, research-driven approach based on the extensive use of security analysis. In this process, the Company carefully selects stocks whose intrinsic value, based on the Company's estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. The Company then calculates the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company is also involved in syndicated underwriting activities. It participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. It also earns distribution fees revenue as outline in Distribution Fees in Note B. Finally, the Company has investment income generated from its proprietary trading activities.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investments in an affiliated money market mutual fund meet the criteria to qualify as cash equivalents.

Securities Owned, at Fair Value

Securities owned, at fair value, including common stocks and mutual funds, are recorded at fair value. All securities transactions and transaction costs are recorded on a trade date basis. All of the instruments within securities owned, at fair value are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents, registered mutual funds, and common stocks.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes common stocks that have inputs to the valuations that can be generally corroborated by observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks.

-

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of GBL. The Company uses the "market approach" valuation technique to value investments in Level 3 investments. The Company's valuation of the Level 3 investments has been based upon either i) the recent sale prices of the issuer's equity securities or ii) the net assets, book value or cost basis of the issuer when there are no recent sales prices available.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that the market is willing to pay for an asset. Ask prices represent the lowest price that the market is willing to accept for an asset.

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using quoted market prices. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

B. Significant Accounting Policies (continued)

Securities Owned, at Fair Value (continued)

Securities owned, at fair value - Securities owned, at fair value are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities categorized in Level 2 investments are valued using other observable inputs. Infrequently traded investments are included in Level 3 of the fair value hierarchy because significant inputs to measure fair value are unobservable. At December 31, 2012, there were no Level 3 securities owned.

Receivables from Affiliates

Receivables from affiliates principally include distribution fees receivable from G.distributors, LLC ("G.distributors"). See Note C.

Receivables from Brokers and Clearing Organizations

Commission revenue, sales manager fees and related clearing charges are recorded on a trade-date basis, and amounts receivable are included in receivables from brokers and clearing organizations.

Distribution Costs Payable

Prior to the transfer of the mutual fund distributor component of the Company's operations, distribution costs were accrued as they were incurred.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

B. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent we believe these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax benefit on the Statement of Income. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

7

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement which expands existing disclosure requirements for fair value measurements and makes other amendments. The guidance requires, for level 3 fair value measurements, (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. Additionally, the guidance requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the Statement of Financial Condition but whose fair value must be disclosed and clarifies that the valuation premise and highest and best use concepts are not relevant to financial assets or liabilities. The guidance was effective for interim and annual periods beginning after December 15, 2011. The Level 3 investments held by the Company are not material, and therefore the adoption of this standard did not have a material impact on the Company.

In December 2011, the FASB issued guidance which creates new disclosure requirements about the nature of an entity's right of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The Company is currently evaluating the impact that the application of this guidance will have on its disclosures.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

C. Related Party Transactions

At December 31, 2012, the Company had an investment of $10,021,500 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2012, the Company earned approximately 61%, of its commission revenue from transactions executed on behalf of Funds and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

During 2012, the Company participated as agent in the secondary offerings of The Gabelli Global Gold, Natural Resources & Income Trust ("GGN"), Dealer Manager for The Gabelli Equity Trust's Series F Cumulative Preferred Share Rights Offering, and co-manager in The Gabelli Equity Trust 5% Series H Cumulative Preferred Stock ("GAB Series H") offering.

On July 27, 2011, the Company entered into the Distribution Agreement with G.distributors, LLC. Pursuant to the Distribution Agreement, the Company is the broker of record for certain ongoing client relationships for which it earns distribution fees.

On September 21, 2012, the Company entered into a subordinated loan agreement with its Parent to provide capital to support its underwriting activity with respect to the GAB Series H offering. The Parent agreed to loan the Company $2,000,000 which was repaid in full including accrued interest of 2.25% per annum on November 1, 2012.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income, which includes commission revenues from securities transactions and selling concessions. The Company also pays or receives from GBL the amount of its portion of the current tax expense or benefit, respectively. See Note G for details.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

D. Securities Owned, at Fair Value

Securities owned are recorded at fair value and consist of the following at December 31, 2012:

Common stocks	$ 1,345,477
Total	$ 1,345,477

E. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2012 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2012

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Cash equivalents	$ 10,021,500	$ -	$ -	$ 10,021,500
Common stocks	1,345,462	15	-	1,345,477
Total assets at fair value	$ 11,366,962	$ 15	$ -	$ 11,366,977

Changes in Level 3 Assets Measured at Fair Value on a Recurring Basis for the year ended December 31, 2012

Assets	Beginning Balance	Total Realized and Unrealized Gains or (Losses)	Purchases	Sales	Net Transfers In and/or (Out) of Level 3	Ending Balance
Common Stocks	$ 3,670	$ 80	$ -	$ (3,750)	$ -	$ -

There were no transfers between any Levels during the year ended December 31, 2012.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

F. Retirement Plan

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G. Income Taxes

The Company is included in the consolidated U.S. federal and certain state and local income tax returns of GBL. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a deferred tax liability of $2,570,888 related primarily to the deferred gain associated with the sale of its mutual fund distribution business to G.distributors, LLC as well as to other timing differences in the recognition of income and expenses for tax and financial reporting purposes. The deferred gain associated with the sale of its mutual fund distribution business will be recognized on a book basis if and when the business is dissolved or sold to an unaffiliated entity. On a tax basis, the deferred gain is amortized over fifteen years which gives rise to the timing difference.

As of December 31, 2012, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $117,419, of which $76,322, if recognized, would affect the Company's effective tax rate. The amount is included in income taxes payable on the Statement of Financial Condition.

The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $59,507 for interest and penalties as of December 31, 2012. The amount is included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2012, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2008 and state examinations for years after 2000.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

H. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify the clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2012, the total amount of customer balances subject to indemnification (i.e. unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition include the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonable possible, are not considered material to the Company's financial condition.

The Company has agreed in principle, subject to the negotiation of an acceptable settlement document, to resolve an outstanding matter through the payment of $1 million to FINRA regarding lapses in the Company's supervision of registered representatives of the Company in their role as general partners of outside private partnerships. An accrual for this amount has been made and is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

I. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $4,476,320, exceeding the required amount of $250,000 by $4,226,320, at December 31, 2012.

On September 21, 2012, the Company and its Parent entered into a subordinated loan agreement to support its underwriting activity with respect to the GAB Series H offering. The Parent agreed to loan the Company $2,000,000 which was repaid in full including accrued interest of 2.25% per annum on November 1, 2012.

J. Subsequent Events

On February 20, 2013, the Parent made an additional capital contribution to the Company of $2,500,000.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2013

To the Board of Directors and Stockholder of
Gabelli & Company, Inc.
Rye, New York

In planning and performing our audit of the financial statements of Gabelli & Company, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 22, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP